FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                        UTAH  MEDICAL  PRODUCTS,  INC.
                        ------------------------------
             (Exact Name of Registrant as Specified in its Charter)


                 UTAH                                     87-0342734
                 ----                                     ----------
     (State  or  other  jurisdiction  of               (IRS  Employer
     incorporation  or  organization)               Identification  No.)


     7043  S.  300  W.
     MIDVALE,  UTAH                                               84047
     --------------                                               -----
     (Address  of  Principal  Executive  Offices)               (Zip  Code)


Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:

                                      None
                                      ----


     SECURITIES  TO  BE  REGISTERED  PURSUANT  TO  SECTION  12(G)  OF  THE  ACT:

COMMON  STOCK,  PAR  VALUE  $0.01
PREFERRED  STOCK  PURCHASE  RIGHTS          THE  NASDAQ  STOCK  MARKET
----------------------------------          --------------------------
     Title  of  each  class               Name  of  each  exchange  on  which
     to  be  so  registered               each  class  is  to  be  registered

          ITEM 1: DESCRIPTION OF REGISTRANT'S SECURITIES TO REGISTERED


GENERAL

     Utah Medical Products, Inc. (the "Company"), is authorized to issue 50,000,000 shares of Common Stock, $0.01 par value; and 5,000,000 shares of preferred stock, $0.01 par value. The Company's Common Stock and the Preferred Stock Purchase Rights hereafter described have been accepted for listing on the Nasdaq Stock Market.

COMMON  STOCK

     As of February 11, 2000, the Company had 6,450,011 shares of Common Stock issued and outstanding. The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Holders of Common Stock do not have cumulative voting rights (except under certain limited circumstances described hereafter), and therefore, a majority of the outstanding shares voting at a meeting of stockholders are able to elect all of the Directors of the Board of Directors up for election, and if they do so, minority stockholders would not be able to elect any members to the Board of Directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for stockholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute.

     Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights, except as provided in the Preferred Stock Purchase Rights, as discussed below. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.

     Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. In January 1994, the Board of Directors suspended the Company's cash dividends in favor of continued stock repurchases, following the payment of dividends in 1993. Dividends were not paid prior to 1993 and no dividends have been paid since 1993.

PREFERRED  STOCK  PURCHASE  RIGHTS

     The Company has 6,450,011 Preferred Stock Purchase Rights ("Rights") issued and outstanding as of February 11, 2000 and has authorized the issuance of one Right in respect of each share of Common Stock subsequently issued until the earliest to occur of the Separation Date, the Expiration Date or the Redemption Date, as such terms are defined in the Rights Agreement between the Company and the duly constituted rights agent, as the same may be designated from time to time (the "Rights Agent"); and the summary contained herein is qualified in its entirety by the terms of the Rights Agreement, which is attached hereto as Exhibit "8."

     Each Right entitles the registered holder thereof to purchase from the Company one one-hundredth (1/100) of a share of Series A Preferred Stock (the "Preferred Stock") at an exercise price of $100 (the "Exercise Price").

     The Rights are not currently exercisable, certificates for the Rights have not and will not currently be issued, and currently the Rights automatically trade with the Common Stock.

     Until the close of business on the Separation Date, which will occur on the earliest of (i) the tenth day after the public announcement that a person or group of affiliated or associated persons ("Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Voting Shares (as defined in the Rights Agreement) of the Company (the "Stock Acquisition Date") or (ii) the tenth day after the date of the commencement of, or first public announcement of, the intent of any person to commence a tender or exchange offer or take-over bid to acquire beneficial ownership of 20% or more of the outstanding Voting Shares of the Company or
(iii) such later date as may be fixed by the board of directors from time to time by notice to the Rights Agent and publicly announced by the Company, the Rights will be represented by and transferred only with the common stock. Until the Separation Date, new certificates issued for Common Stock after the Record Date will contain a legend incorporating the Rights Agreement by reference, and the surrender for transfer of any of the Company's Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by those certificates. Promptly following the Separation Date, separate certificates representing the Rights will be mailed to holders of record of Common Stock at the close of business on the Separation Date, and thereafter the certificates representing the Rights alone will evidence the Rights. The Rights are not exercisable until the Separation Date.

     The Exercise Price payable and the number of shares of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common Stock or convertible securities at less than the Market Price (as defined in the Rights Agreement) of the Common Stock, or
(iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular cash dividends and dividends payable in Common Stock) or of subscription rights or warrants.

     If any Person becomes an Acquiring Person, other than pursuant to a tender or exchange offer for all outstanding Common Stock of the Company that the board of directors, taking into account the long-term value of the Company and all other factors that the board of directors considers relevant (such as, for example, the adequacy of the price offered, the fairness of the offer to the Company and its shareholders, the nature and timing of the offer, the impact on constituencies other than shareholders, the probability of consummation, the quality of any securities being offered in the exchange, as well as the basic shareholder interests at stake, including shareholder interests in long-term as compared to short-term values and in making independent, uncoerced investment decisions), determines to be at a price and on terms that are fair to holders of Common Stock of the Company (a "Flip-in Event"), each holder of a Right, other than the Acquiring Person, will have the right to receive, upon payment of one-half (1/2) the Exercise Price, in lieu of Preferred Stock, a number of shares of Common Stock of the Company having an aggregate Market Price equal to the Exercise Price.

     After a Flip-in Event, Rights that are (or, under certain circumstances, Rights that were) beneficially owned by an Acquiring Person will be null and void.

     Unless the Rights are redeemed earlier, if, after the Stock Acquisition Date, the Company is acquired in a merger or other business combination (in which any of the Common Stock is changed into or exchanged for other securities or assets) or more than 50% of the assets or operating income or cash flow of the Company and its subsidiaries (taken as a whole) are sold or transferred in one or a series of related transactions (a Flip-over Transaction or Event"), the Rights Agreement provides that proper provision shall be made so that each holder of record of Rights will, from and after that time, have the right to receive, upon payment of the Exercise Price, that number of Shares of Common Stock of the acquiring company (or, in certain circumstances, the direct or indirect corporate parent of the acquiring company) which has a Market Price at the time of such Flip-over Transaction or Event equal to twice the Exercise Price. The right to purchase shares of an acquiring company would not apply to a transaction with a person that became an Acquiring Person pursuant to a tender or exchange offer approved by the Company's board of directors if the price paid to holders of Common Stock in the transaction was not less than the price paid in such tender or exchange offer.

     Fractions of Preferred Stock (other than fractions that are integral multiples of one one-hundredth of a share) may, at the election of the Company, be evidenced by depository receipts. The Company may also issue cash in lieu of fractional shares of Preferred Stock that are not integral multiples of one one-hundredth of a share of Preferred Stock.

     At any time prior to the earlier of (i) the Expiration Date (defined as the close of business on the tenth-year anniversary of the Rights Agreement) or (ii) the close of business on the tenth day after the Stock Acquisition Date (subject to extension by the board of directors), the board of directors may, at its option, cause the Company to redeem the rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"), subject to adjustment. Immediately upon the action of the board of directors authorizing redemption of the Rights, the right to exercise the rights will terminate, and the holders of Rights will only be entitled to receive the Redemption Price without any interest thereon.

     As long as the Rights are redeemable, the board of directors without further shareholder approval, may, except with respect to the Exercise Price or Expiration Date of the Rights, amend the Rights Agreement in any manner that, in the board of directors' opinion, does not materially adversely affect the interests of holders of the Rights as such.

     Until a Right is exercised, the holder, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

SELECTED  PROVISIONS  OF  THE  ARTICLES  OF  INCORPORATION

     Under the Company's Articles of Incorporation, the Company's Board of Directors is authorized, without shareholder action, to issue preferred stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the Board of Directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of any voluntary liquidation or dissolution of the Company and voting rights, if any. The Board of Directors has designated 500,000 shares as Series A Preferred Stock but the Company has no shares of Series A Preferred Stock (or any other class or series of preferred stock) issued and outstanding as of February 11, 2000.

     The Company's Articles of Incorporation also contain certain provisions that: (a) require advance notice of nominees for election to the board of directors; (b) classify the board of directors into three classes, with each class serving staggered three-year terms; (c) provide that directors may be removed only for cause or, in the absence of cause, only with the approval of the vote of two thirds of the votes entitled to be cast; (d) provide that any vacancy on the board of directors may be filled only by the remaining directors then in office, even if such directors constitute less than a quorum; (e) grant cumulative voting on the election of directors if a person or group of related persons owning in excess of 40% of the Company's common stock opposes management of the Company in a separate proxy solicitation or in an election contest; (f) require advance notice regarding business to be conducted at shareholders' meetings; (g) deny action by the written consent of the holders of a majority of the voting shares; (h) prohibit the Company from paying a premium upon the redemption of stock in excess of the fair market value of such stock from a shareholder that has acquired 5% or more of the Company's common stock; (i) authorize the board of directors to consider all factors in evaluating a proposed tender offer or other attempted takeover; and (j) require an affirmative vote of shareholders holding at least two-thirds of the Company's common stock to approve a business combination with a person or group of related persons owning in excess of 5% of the Company's common stock unless such business combination requires the payment of a fair price for the Company's stock, prohibits the Company from entering into certain transactions or taking certain actions with related parties and requires prior notice to have been provided to the shareholders or, alternatively, the business combination is approved by two-thirds of the directors that were not elected by or at the request of the interested person or persons. As a corollary to the above substantive provisions, the anti-takeover provisions increase the shareholder vote required to amend and repeal, or to adopt any provision inconsistent with any of the anti-takeover provisions, from more votes cast for than against such proposal to two-thirds of the votes entitled to be cast.




                                ITEM 2: EXHIBITS


     Copies of the following documents shall be filed with the Nasdaq Stock Market as exhibits to this Registration Statement but are not required to be filed, and will not be included with this filing, with the Securities and Exchange Commission.


Exhibit
No.             Title of Document
---             -----------------

1          Form  10-K  for  the  year  ended  December  31,  1998
2          Form  10-Q  for  the  quarter  ended  March  31,  1999
3          Form  10-Q  for  the  quarter  ended  June  30,  1999
4          Form  10-Q  for  the  quarter  ended  September  30,  1999
5 Definitive proxy materials used in connection with the May 14, 1999 annual meeting of shareholders
6          Articles  of  Incorporation,  as  amended
7          Bylaws
8 Rights Agreement dated as of October 24, 1994, between the Company and the Rights Agent, including form of Rights Certificate
9          Specimen  Stock  Certificate
10         Annual  Report  to  Shareholders





                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  February  14,  2000          UTAH  MEDICAL  PRODUCTS,  INC.

                                       /s/  Kevin  L.  Cornwell
                                     -----------------------------------------
                                     By: Kevin  L. Cornwell, President and CEO